Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Our authorized capital stock consists of 90,000,000 shares of common stock, $0.0001 par value per share, and 6,000,000 shares of undesignated preferred stock, par value $0.0001 per share. The following description summarizes the material terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, as amended (our “restated certificate”), and our amended and restated bylaws (our “restated bylaws”), which are included as exhibits to this Annual Report on Form 10-K, and to the provisions of applicable Delaware law.

Common Stock

Based upon information furnished by our transfer agent, as of December 31, 2019, there were 17,100,726 shares of our common stock outstanding and held by approximately 44 stockholders of record. Holders of our common stock are entitled to the following rights.

•	Dividend Rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board of directors may determine.

•	Voting Rights. The holders of our common stock are entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our restated certificate and restated bylaws do not provide for cumulative voting rights.

•	No Preemptive or Similar Rights. The holders of our common stock have no preemptive, conversion, or subscription rights, and there are no redemption provisions applicable to our common stock.

•	Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

•	Fully Paid and Non-Assessable. All of the outstanding shares of our common stock are fully paid and non-assessable.

•	Potential Adverse Effect of Future Preferred Stock. The rights, preferences and privileges of the holders of common stock are subject to, and might be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 6,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further action by our stockholders. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control or the removal of management and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. As of December 31, 2019, no shares of our preferred stock were outstanding.

Stock Awards Available For Issuance

As of December 31, 2019, options to purchase an aggregate of 2,237,438 shares of our common stock, with a weighted average exercise price of $3.51 per share, were outstanding under our 2014 Equity Incentive Plan and 2018 Omnibus Stock Incentive Plan, as amended.

As of December 31, 2019, restricted stock units representing a total of 60,355 shares of common stock were outstanding under our 2018 Omnibus Stock Incentive Plan, as amended.

Registration Rights

We are subject to an Investor’s Rights Agreement, as amended (the “Rights Agreement”), between us and the previous holders of our Series A preferred stock, Series A-2 preferred stock and Series B preferred stock, which shares were all converted to shares of our common stock immediately following the January 2018 initial public offering of our common stock. Under the Rights Agreement, beginning in July 2018, the holders of approximately 4,825,216 shares of our common stock (as of December 31, 2019) are entitled to demand registration rights. At any time, the holders of at least a majority of the converted shares of Series B preferred stock can, on not more than two occasions, request that we register all or a portion of their shares. We will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of filing and 180 days following the effectiveness of a company-initiated registration statement relating to a public offering of our securities, such as our registration statement on Form S-1, filed with the SEC on December 12, 2018 and effective December 18, 2019.

In addition, in the event that we propose to register any of our securities under the Securities Act of 1933, as amended, either for our own account or for the account of other security holders, the holders of approximately 4,825,216 shares of our common stock (as of December 31, 2019) are entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, debt securities or corporate reorganizations, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

We will pay the registration expenses of the holders of the shares registered pursuant to the registrations described above.

The registration rights described above will expire upon the earlier of (i) January 2021, or (ii) with respect to any particular stockholder, the date on which such stockholder can sell all of its shares under Rule 144 of the Securities Act during any 90-day period.

CERTAIN PROVISIONS OF DELAWARE LAW,

OUR RESTATED CERTIFICATE AND RESTATED BYLAWS

The provisions of Delaware law, our restated certificate, and our restated bylaws may have the effect of delaying, deferring, or discouraging another person from acquiring control of our Company.

Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”). In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•	prior to such time, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and by specified employee stock plans; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing a change in our control. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that DGCL Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate and Restated Bylaw Provisions. Various provisions of our restated certificate and restated bylaws could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our restated certificate and restated bylaws authorize only our board fill vacant directorships. In addition, the number of directors constituting our board is permitted to be set only by a resolution adopted by a majority of our board. These provisions would prevent a stockholder from increasing the size of our board and then gaining control of our board by filling the resulting vacancies with its own nominees.

•	Stockholder Action; Special Meeting of Stockholders. Under our restated certificate, our stockholders may no longer take action by written consent, and may only take action at annual or special meetings of our stockholders. Our restated bylaws further provide that special meetings of our stockholders may be called only our board, President, Chief Executive Officer or by such other person the board expressly authorizes to call a special meeting

•	Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier or 60 days later than such anniversary, notice by the stockholder, to be timely, must be received not earlier than the 120th day nor later to the 90th day prior to the date of such annual meeting or, if later, the 10th day following the date we publicly disclose the date of the annual meeting. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders.

•	Our restated bylaws provide advance notice procedures for stockholders to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 60 days nor more than 90 days prior to the annual meeting of stockholders. Our restated bylaws also provide advance notice procedures for stockholders to nominate candidates for election as directors at a special meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not later than the close of business on the tenth business day following the date on which notice of such meeting is first given to stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from making nominations for directors at our annual and/or a special meeting of stockholders.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 6,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board. Our board may utilize these shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefits plans. The existence of authorized but unissued shares of preferred stock would enable our board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. If we issue such shares without stockholder approval and in violation of limitations imposed by any stock exchange on which our stock may then be trading, our stock could be delisted.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company, LLC.

Stock Exchange Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “EYEN”.